Exhibit 99.9

PRESS RELEASE

ITEL signs agreement with Advanced Accelerator Applications to commercialize F-18 radiopharmaceuticals in Southern Italy

May 18, 2016, Ruvo di Puglia, Italy – ITEL, a leading manufacturer of medical imaging products and services, today announced that it has signed an agreement with Advanced Accelerator Applications S.A. (NASDAQ:AAAP) (“AAA”) to manufacture and commercialize F-18 radiopharmaceuticals to hospitals and imaging centers in selected regions of Southern Italy.

The multiannual contract establishes that, once ITEL has completed all the qualification procedures and has been authorized by Italian Medicines Agency AIFA, the company will manufacture F-18 radiopharmaceuticals under AAA license in its production plant in Ruvo di Puglia (BA) and commercialize them across the PET centers located in select regions of Southern Italy by means of its business unit ITELPHARMA. AAA’s key F-18 product is Gluscan®, its branded fluorodeoxyglucose (FDG) PET imaging agent which assists in the diagnosis of serious diseases, primarily in oncology, by assessing glucose metabolism.

“This partnership enables us to operate not only in Apulia, but also in other nearby regions. It will allow us also to offer a more comprehensive selection of F-18 radiopharmaceuticals to nuclear medicine departments”, said Leonardo Diaferia, President of ITEL.

“We are delighted to work with AAA, a pharmaceutical group that shares our commitment to innovation. This agreement rewards our experience in producing FDG that started in 2009 and our investments in human resources and facilities. Our plant has a double production line so that we can ensure delivery in time of radiopharmaceuticals to nuclear medicine facilities, for the benefit of partners but, above all, of patients,” added Wilma De Feudis, Managing Director of ITEL.

“AAA is very active in the European F-18 PET market with 13 PET production facilities based in France, Germany, Italy, Poland, Portugal and Spain”, noted Stefano Buono, Chief Executive Officer of AAA. “This agreement will reinforce AAA’s position as one of the leading companies in the F-18 PET market in Italy.”

“This agreement completes the strategy begun with the acquisition of GE Healthcare’s FDG-PET radiopharmaceutical business,” added Enrico De Maria, Chief Executive Officer of AAA Italy. “The partnership with Itel will enable us to produce our F-18 radiopharmaceuticals in a total of four sites in Italy. This will ensure AAA’s products are better distributed across the country and offer Italian patients premium service.”

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About Molecular Nuclear Medicine (“MNM”)

Molecular Nuclear Medicine is a medical specialty using trace amounts of active substances, called radiopharmaceuticals, to create images of organs and lesions and to treat various diseases, like cancer. The technique works by injecting targeted radiopharmaceuticals into the patient’s body that accumulate in the organs or lesions and reveal specific biochemical processes. Molecular Nuclear Diagnostics employs a variety of imaging devices and radiopharmaceuticals. PET (Positron Emission Tomography) and SPECT (Single Photon Emission Tomography) are highly sensitive imaging technologies that enable physicians to diagnose different types of cancer, cardiovascular diseases, neurological disorders and other diseases in their early stages.

About Advanced Accelerator Applications

Advanced Accelerator Applications (AAA) is an innovative radiopharmaceutical company that develops, produces and commercializes Molecular Nuclear Medicine (MNM) products. AAA’s lead therapeutic product candidate, Lutathera, is a novel MNM compound that AAA is currently developing for the treatment of Neuro Endocrine Tumors, a significant unmet medical need. Founded in 2002, AAA has its headquarters in Saint-Genis-Pouilly, France. AAA currently has 18 production and R&D facilities able to manufacture both diagnostics and therapeutic MNM products, and has over 440 employees in 13 countries (France, Italy, UK, Germany, Switzerland, Spain, Poland, Portugal, The Netherlands, Belgium, Israel, U.S. and Canada). In 2015 AAA reported sales of €88.6 million (+26.8% vs. 2014). AAA is listed on the Nasdaq Global Select Market under the ticker “AAAP”. For more information please visit: www.adacap.com

About Itel

Itel Telecomunicazioni Srl (also known as Itel) is an italian company established in 1982. It has three business sectors: 1) production of radiopharmaceuticals for PET diagnostics and supply of products and services for nuclear medicine, radioprotection and microbiology; 2) design and production of integrated technologies for diagnostics, nuclear medicine and advanced radiotherapy, including “turnkey” solutions; 3) an electromagnetic compatibility test laboratory, for CE marking of electrical and electronic products. In its Research & Development laboratory, ITEL is building an industrial prototype of a special linear proton accelerator, which, by means of a patented integrated system, ERHA, will be used to treat tumors with proton therapy. For more information please visit: www.itelte.it

Cautionary Statement Regarding Forward-Looking Statements

This press release may contain forward-looking statements. All statements, other than statements of historical facts, contained in this press release, including statements regarding the Company's strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "target," "potential," "will," "would," "could," "should," "continue," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the timing of our submission of applications for regulatory approvals, EMA, FDA and other regulatory approvals for our product candidates, the occurrence of side effects or serious adverse events caused by or associated with our products and product candidates; our ability to procure adequate quantities of necessary supplies and raw materials for Lutathera and other chemical compounds acceptable for use in our manufacturing processes from our suppliers; our ability to organize timely and safe delivery of our products or product candidates by third parties; any problems with the manufacture, quality or performance of our products or product candidates; the rate and degree of market acceptance and the clinical utility of Lutathera and our other products or product candidates; our estimates regarding the market opportunity for Lutathera, our other product candidates and our existing products; our anticipation that we will generate higher sales as we diversify our products; our ability to implement our growth strategy including expansion in the U.S.; our ability to sustain and create additional sales, marketing and distribution capabilities; our intellectual property and licensing position; legislation or regulation in countries where we sell our products that affect product pricing, taxation, reimbursement, access or distribution channels; and general economic, political, demographic and business conditions in Europe, the U.S. and elsewhere. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Itel Media Relations

Rosaria Malcangi

Communications Officer

r.malcangi@itelte.it

Tel: +39 080 3611033

Itel Investor Relations
Daniele Russo
Chief Financial Officer
d.russo@itelte.it
Tel: +39 080 3611033

AAA Media Relations

Laetitia Defaye	Véronique Mermet
Head of Corporate Communications	Communications Officer
laetitia.defaye@adacap.com	veronique.mermet@adacap.com
Tel: +33 (0)6 86 65 73 52	Tel: +33 (0)4 50 99 30 70

AAA Investor Relations

Jordan Silverstein
Director of Investor Relations
jordan.silverstein@adacap.com

Tel: + 1-212-235-2394

Media enquiries

FTI Consulting	Axess Public Relations (Italy)
Shauna Elkin	Dario Francolino
shauna.elkin@fticonsulting.com	dario.francolino@axesspr.com
Tel: +1-212-850-5613	Tel: +39 34888180